From:

Yuxia Zhang

Chief Executive Officer K-Chain Group Inc.

2500 E. Colorado Blvd, Suite 255 Pasadena, CA 91107

To:

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re: K-Chain Group Inc.

Offering Statement on Form 1-A

Filed November 6, 2020 File No. 024-11363

Response to Comments Dated December 7, 2020

Offering Statement on Form 1-A filed November 6, 2020

Comment1:

Employees and Employment Agreements, page 20

1.	Please disclose your total number of employees, indicating the number employed full time. In this regard, we note that your disclosure in Part I of this Form 1-A indicates that you have zero part-time employees and zero full-time employees. Please refer to Item 7(a)(1)(iv) of Part II of Form 1-A.

Response:

The Company currently has no full-time employees and will add full-time employees as needed based upon sufficient capital being raised through this offering.

Comment 2:

Governing Law, and Venue, page 21

2.	Please revise your disclosure here and on page 11 to state that the exclusive forum provision is contained in your Subscription Agreement. In addition, please expand your disclosure to include discussions of the risks or other impact of the provision on investors. Lastly, please revise the exclusive forum provision contained in your Subscription Agreement to clearly state that it does not apply to any claims arising under the federal securities laws, or tell us how you will inform investors in future filings that Yuxia Zhang K-Chain Group Inc. this is the case.

Response:

The following language was added to Governing Law, and Venue, page 21 and to the Risk factor on page 11, and was added to the Subscription Agreement for uniformity:

This exclusive legal forum provision could add significant cost, discourage claims, and limits the ability of investors to bring a claim in a more favorable legal forum or jurisdiction. This provision does not apply to purchasers in secondary transactions. This provision also does apply to the Subscription Agreement for this Offering.

Comment 3:

Management’s Discussion and Analysis of Financial Condition and Results of Operation Plan of Operation, page 23

3.	Your disclosure on page 24 indicates that you have established a "minimum annual operating budget of $500,000" and will cease to operate if you "cannot raise $500,000 in this offering or through profits within 12 months." By contrast, your disclosure on page 24 also states that you have established a "minimum annual operating budget of $1,000,000" and will cease to operate if you "cannot raise $1,000,000 in this offering or through profits within 12 months." We also note that your risk factor disclosure on page 7 suggests that you must raise "approximately $1,000,000 of the $10,000,000 offered in this offering" to finance your operations otherwise you may be forced to cease your operations. Please revise your disclosures to reconcile these inconsistencies.

Response:

The amount of $500,000 as disclosed on page 24 was inaccurate and has been amended to $1,000,000 to be consistent with the disclosures on pages 7 and 24.

Comment 4:

Compensation of Directors and Executive Officers, page 26

4.	Please describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the three highest paid persons who were executive officers or directors during the issuer’s last completed fiscal year and to the issuer’s directors for the issuer’s last completed fiscal year or disclose that you do not yet know how future compensation will be arranged. Refer to Item 11(d) of Part II of Form 1-A.

Response:

The following language was added to Compensation of Directors and Executive Officers, page 26:

Note: The Company has not structured future compensation plan for future employees. The Company expects establish a compensation plan that will be based upon new employees commensurate with their experience, skill level and work history.

Comment 5:

Security Ownership of Management and Certain Beneficial Owners, page 26

5.	Please provide the information required by Item 12 of Part II of Form 1-A, including the number of shares of common stock outstanding, as of the most recent practicable date. In this regard, we note your disclosure is "based on 10,000,000 shares of common stock outstanding as of June 30, 2018."

Response:

The following language was added to Security Ownership of Management and Certain Beneficial Owners, page 26 to replace the existing language, which was a typo, to accurately reflect the share outstanding:

13,000,000 shares of common stock authorized by the Board of Directors on September 13, 2020 and is subject to issuance by the Transfer Agent.

Comment 6:

General
6.	We note that you have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A Securities Act Rule 251(b)(3) and are “actively engaged in the implementation and deployment of [your] business plan.” Please disclose the activities you are engaged in to further your business plan. For example, disclose the current stage of development of your proprietary software platform, given your disclosure on page 23 that in the first six to twelve months following qualification of your Form 1-A you plan to finalize "[y]our e-Commerce Support Platform." Please also reconcile inconsistencies or revise to remove statements that suggest your services are currently "ready to be offered to clients, pending approval of contracts," as you do on page 19. In this regard, we note that you disclose you are a development stage company that has had minimal operating history and no revenues to date.

Response:

The following language has amended for Product Lifecycle, Page 19 to more accurately reflect the status:

Our Asian based retail products will soon be ready to be offered to clients, pending approval of contracts and sufficient capital to execute those contracts.

The following language was added to Plan of Operation, page 23 to more accurately reflect the status of the business and specifically the development of the e-Commerce Platform:

Key to the Plan of Operation is the development of a robust e-Commerce Platform to facilitate our core business and the business of our e-Retail Franchise customers. Our founder, Yuxia Zhang, has utilized her skill set and experience for the past six months to begin planning, design, and development the architecture for this e-Commerce platform. Full implementation will depend on additional work by e-Commerce professionals to finalize the build of the platform. Success is also predicted on raising sufficient necessary to do the final build out of the e-Commerce platform.

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Yuxia Zhang

Yuxia Zhang – CEO, Chairman/Director

K-CHAIN GROUP INC